Exhibit 15.1

HC2 Holdings, Inc.

460 Herndon Parkway, Suite 150

Herndon, VA 20170

We have reviewed, in accordance with the standards of the American Institute of Certified Public Accountants, the unaudited consolidated interim financial information of Schuff International, Inc. and subsidiaries as of March 30, 2014 and for the three-month periods ended March 30, 2014 and March 31, 2013, as indicated in our report dated July 24, 2014; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Form 8-K/A dated June 4, 2014, is being incorporated by reference in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ GRANT THORNTON LLP

Phoenix, Arizona

September 12, 2014